UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AIRNET COMMUNICATIONS CORPORATION

(Name of Subject Company (Issuer))

AIRNET COMMUNICATIONS CORPORATION

(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

00941P 40 3

(CUSIP Number of Class of Securities) (Underlying Common Stock)

Stuart P. Dawley, Esq.

Vice President, General Counsel and Secretary

AirNet Communications Corporation

3950 Dow Road

Melbourne, Florida 32934

(321) 984-1990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

John G. Igoe, Esq.

Edwards Angell Palmer & Dodge, LLP

One North Clematis Street, Suite 400

West Palm Beach, Florida 33401

(561) 833-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$843,012	$90.20

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 791,560 shares of AirNet common stock, representing all options eligible to be amended pursuant to the Offer, will be so amended. The aggregate value of the options was calculated by reference to the aggregate value (based upon the average of the high and low trading price on November 28, 2005) of the underlying common stock. The amount of the filing fee equals $107.00 for each $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be relied upon for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by AirNet Communications Corporation (“AirNet”) to amend, at the election of the applicable optionholder, certain options to purchase AirNet common stock granted under AirNet’s 1999 Equity Incentive Plan, as amended (the “Plan”) that (a) were granted to eligible optionholders after August 1, 2003, (b) have an exercise price of either $0.10 or $1.10, (c) vest or vested after December 31, 2004, and (d) are still outstanding on the date the Offer expires (the “Eligible Options”). Optionholders who elect to tender their options for amendment will sign an amendment to their existing option agreement with AirNet. The amendment to any Eligible Options (such options as amended, “Amended Options”) will take effect as soon as practicable after the expiration of the Offer and acceptance by AirNet. Amended Options will be subject to the terms and conditions of the Plan. The exercise price of each Amended Option will be the same exercise price of the corresponding Eligible Option it amends, and the number of shares of common stock underlying each Amended Option will be the same number of shares of common stock underlying the corresponding Eligible Option it amends. However, while the Eligible Options each are currently vested and exercisable, and terminate on the 10th anniversary of the options’ grant date, the Amended Options (i) will not be exercisable at the date of amendment, (ii) will become exercisable only upon certain permissible payment dates (death, disability, separation from service, unforeseeable financial circumstances, change in control, and if so elected by the optionholder, a date certain) and (iii) will expire within 2-1/2 months following the close of the calendar year in which the payment date occurs, except that if the payment event occurs on the date certain, the Amended Options will expire on such date certain or, if exercise is not administratively feasible on such date certain, within 10 days of such date.

The substantial majority of the Eligible Options were part of non-qualified stock option grants made by AirNet to employees in August and September 2003. The options granted in August and September 2003 vested with respect to one half of the grant on the first anniversary of the grant date (in calendar year 2004) and with respect to the second half of the grant on the second anniversary of the grant date (in calendar year 2005). The remainder of the Eligible Options were part of non-qualified stock option grants to employees who began employment after September 2003 or to independent directors. The options that vested in calendar year 2004 (the “Grandfathered Options”) are not subject to the Offer. Holders of Eligible Options who tender those options in the Offer will also be asked to sign a separate amended and restated option agreement with respect to the Grandfathered Options, which will have the same terms and conditions in all material respects as the Grandfathered Options they currently hold.

The Amended Options will have the terms set forth in, and the tender, acceptance, and amendment of Eligible Options will be effected in accordance with and subject to the conditions described in, the Offer to Amend Eligible Outstanding Stock Options, dated November 30, 2005 (the “Offering Memorandum”) and the accompanying forms of Election Form and Notice of Change of Election, which are attached to this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) respectively (collectively, as they may be amended from time to time, the “Offering Documents”). The information in the Offering Documents, including all schedules and annexes to the Offering Documents, is incorporated by reference in answer to the items required in this Schedule TO.

All optionholders who are employees (including officers) or directors of AirNet are eligible to participate in the Offer.

Item 1.	Summary Term Sheet.

The information set forth in the section entitled “Summary: Frequently Asked Questions” in the Offering Memorandum is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is AirNet Communications Corporation, a Delaware corporation. The address and telephone number of its principal executive offices are 3950 Dow Road, Melbourne, Florida 32934, (321) 984-1990.

(b) Securities. The subject class of securities consists of the Eligible Options. The information set forth in the section entitled “Summary: Frequently Asked Questions,” Section 1 (“Eligible Options; Amended Options; Employment Status; Expiration and Extension of Offer; Notification”) and Section 2 (“Terms of Amended Options”) in the Offering Memorandum.

(c) Trading Market and Price. The information set forth in Section 13 of the Offering Memorandum (“Price Range of Common Stock; Dividends; Prior Public Offerings”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person is the issuer. The information set forth in Item 2(a) above and in Schedule A to the Offering Memorandum (“Information Concerning the Directors and Executive Officers of AirNet Communications Corporation”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offering Memorandum in the Section entitled “Summary: Frequently Asked Questions,” Section 1 (“Eligible Options; Amended Options; Employment Status; Expiration and Extension of Offer; Notification”), Section 2 (“Terms of Amended Options”), Section 4 (“Procedure for Tendering Options for Amendment”), Section 5 (“Withdrawal or Change of Election”), Section 6 (“Acceptance of Elections to Amend; Grant of Amended Options”), Section 7 (“Conditions to the Offer; Waiver of Conditions”), Section 8 (“Source and Amount of Consideration”), Section 10 (“U.S. Federal Income Tax Consequences”) and Section 15 (“Status of Options Amended by AirNet in the Offer; Effect on Size of Available Option Pool”) is incorporated herein by reference. In addition, forms of stock option agreement amendments for the Eligible Options representing the two alternative choices for optionholders are attached as Exhibit (d)(2) and Exhibit (d)(3) to this Schedule TO. The terms and conditions of the Amended Options will be substantially similar to the terms and conditions of the form stock option agreement amendment chosen by the applicable optionholder, except as otherwise described in the Offering Memorandum. Each optionee should, however, refer to the specific terms and conditions set forth in his or her individual stock option letter agreement(s), as those will be the terms and conditions applicable to his or her Amendment Option(s). A form of stock option agreement amendment for the Grandfathered Options is attached as Exhibit (d)(4) to this Schedule TO, which reflects in all material respects the same terms and conditions as the existing Grandfathered Options.

(b) Purchasers. The information set forth in Section 14 of the Offering Memorandum (“Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Section 14 of the Offering Memorandum (“Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The Offer is being conducted for the purposes described in the Offering Memorandum. The information set forth in the Section entitled “Summary: Frequently Asked Questions” and Section 3 of the Offering Memorandum (“Purpose of the Offer; No Extraordinary Transactions; No Recommendation”) is incorporated herein by reference.

(b) Use of Securities Acquired. The Eligible Options accepted for amendment by AirNet pursuant to the Offer will be amended with effect as of a date that is as soon as practicable after the expiration of the Offer. The information set forth in the Offering Memorandum in Section 6 (“Acceptance of Elections to Amend; Grant of Amended Options”) and Section 15 (“Status of Options Amended by AirNet in the Offer; Effect on Size of Available Option Pool”) is incorporated herein by reference.

(c) Plans. The information set forth in Section 3 of the Offering Memorandum (“Purpose of the Offer; Additional Grants; Extraordinary Transactions; No Recommendation”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in Section 8 of the Offering Memorandum (“Source and Amount of Consideration”) is incorporated herein by reference.

(b) Conditions. The information set forth in Section 7 of the Offering Memorandum (“Conditions to the Offer; Waiver of Conditions”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in Section 14 of the Offering Memorandum (“Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in Section 14 of the Offering Memorandum (“Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options”) is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in Section 12 of the Offering Memorandum (“Financial Information”) and the section entitled “Risk Factors Relating to the Offer” is incorporated herein by reference. In addition, the information set forth in the sections entitled “Selected Financial Data” and “Financial Statements and Supplementary Data” on pages 9 through 10 and pages 29 through 34 and F-1 through F-27 of AirNet’s Annual Report on Form 10-K for the year ended December 31, 2004, and the information in the AirNet’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in Section 14 of the Offering Memorandum (“Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options”) is incorporated herein by reference.

(2) The information set forth in Section 16 of the Offering Memorandum (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(3)-(5) Not applicable.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits.

99.(a)(1)(i)	Offering Memorandum dated November 30, 2005

99.(a)(1)(ii)	Form of Election Form

99.(a)(1)(iii)	Form of Notice of Change of Election

99.(a)(1)(iv)	E-mail communication to AirNet Communications Corporation employees dated November 30, 2005

(a)(2)	The information regarding the purpose of the Offer set forth in Section 3 of the Offering Memorandum (“Purpose of the Offer; Additional Grants; Extraordinary Transactions; No Recommendation”) is incorporated by reference into this Item 12(a)(2).

(a)(3)-(5)	Not applicable

(b)	Not applicable

(c)	Not applicable

99.(d)(1)	Amended and Restated AirNet Communications Corporation 1999 Equity Incentive Plan effective October 21, 2005

99.(d)(2)	Form of AirNet Communications Corporation 1999 Equity Incentive Plan Amendment to Stock Option Letter Agreement for Employees (with date certain alternative)

99.(d)(3)	Form of AirNet Communications Corporation 1999 Equity Incentive Plan Amendment to Stock Option Letter Agreement for Employees (without date certain alternative)

99.(d)(4)	Form of AirNet Communications Corporation 1999 Equity Incentive Plan Amendment to Stock Option Letter Agreement for Employees (for Grandfathered Options vested in 2004)

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AirNet Communications Corporation

Date: November 30, 2005	/s/ STUART P. DAWLEY
Stuart P. Dawley
Vice President, General Counsel, Investor Relations Officer and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
99.(a)(1)(i)	Offering Memorandum, dated November 30, 2005

99.(a)(1)(ii)	Form of Election Form

99.(a)(1)(iii)	Form of Notice of Change of Election

99.(a)(1)(iv)	E-mail communication to AirNet Communications Corporation employees dated November 30, 2005

(a)(2)	The information regarding the purpose of the Offer set forth in Section 3 of the Offering Memorandum (“Purpose of the Offer; Additional Grants; Extraordinary Transactions; No Recommendation”) is incorporated by reference herein.

(a)(3)-(5)	Not applicable

(b)	Not applicable

(c)	Not applicable

99.(d)(1)	Amended and Restated AirNet Communications Corporation 1999 Equity Incentive Plan effective October 21, 2005

99.(d)(2)	Form of AirNet Communications Corporation 1999 Equity Incentive Plan Amendment to Stock Option Letter Agreement for Employees (with date certain alternative)

99.(d)(3)	Form of AirNet Communications Corporation 1999 Equity Incentive Plan Amendment to Stock Option Letter Agreement for Employees (without date certain alternative)

99.(d)(4)	Form of AirNet Communications Corporation 1999 Equity Incentive Plan Amendment to Stock Option Letter Agreement for Employees (for Grandfathered Options vested in 2004)